UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 3

To

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

VBI Vaccines, Inc.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

91822J103

(CUSIP Number)

Copy to:

Barry Honig

555 South Federal Highway #450

Boca Raton, FL 33432

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

CUSIP No. 91822J103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 1,549,609
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,549,609
PERSON WITH	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,609
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.43% (Based on 63,804,781 shares of common stock outstanding as of November 9, 2017)
12	TYPE OF REPORTING PERSON* IN

Item 1(a).        Name of Issuer:

VBI Vaccines, Inc., a British Columbia corporation (the “Issuer”)

Item 1(b).         Address of Issuer’s Principal Executive Offices:

222 Third Street, Suite 2241

Cambridge, MA 02142

Item 2(a).         Name of Person Filing.

The statement is filed on behalf of Barry Honig (the “Reporting Person”).

Item 2(b).         Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).         Citizenship.

United States

Item 2(d).         Title of Class of Securities.

Common Stock, no par value.

Item 2(e).         CUSIP Number.

91822J103

Item 3.         Type of Person

Not applicable.

Item 4.         Ownership.

(a)	Amount beneficially owned: 1,549,609

(b)	Percent of class: 2.43% (Based on 63,804,781 shares of common stock outstanding as of November 9, 2017)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,549,609

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,549,609

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.         Ownership of Five Percent or Less of a Class.

[X]

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.         Identification and Classification of Members of the Group.

Not applicable.

Item 9.         Notice of Dissolution of Group.

Not applicable.

Item 10.         Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018	/s/ Barry Honig
Barry Honig